FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 31, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF begins work on its Rio de Janeiro plant

The R$ 70 million project will expand the company’s production capacity by 15 million liters of milk/month, commercialization of which will be under the Elegê brand

         BRF today officially announced the building of a modern dairy products plant in Barra do Piraí (RJ). “The plant will be fully automated with a capacity for processing 15 million liters of milk/month bringing us gains in operational efficiency in the market where the BRF have the relevant position”, says Fábio Medeiros, vice president for BRF’s dairy products unit. “We are going to invest more than R$ 70 million in the development of the project which will supply the Southeast and potentially the Northeast region as well”, Medeiros adds.

         The milk produced at Barra do Piraí will be sold under the Elegê brand which has a significant market share in various urban centers in Brazil particularly in the states of Rio de Janeiro  and Rio Grande do Sul, from where the brand originated  “The company is a domestic leader in this category with an annual turnover of about R$ 1.6 billion”, declares Medeiros.

         BRF’s strategy for consolidating its leading position  in the domestic market for UHT milk includes among others, the optimization of factory location gaining operational efficiency, adaptation of plants to domestic demand, modernization of production lines and the capture of synergies throughout the company’s network of industrial units. “Out of BRF’s 61 production facilities in Brazil, 15 are responsible for the processing of dairy products”, Medeiros explains.

         The new unit will be built and run on sustainable principles, such as the reuse of water, separation of garbage, treatment of waste and use of 100% recyclable packaging. “All equipment is automated and electronically controlled”, says Medeiros. “These are important details which avoid wastage of raw materials and optimize resource consumption”.

Collection

         With a vocation for dairy farming and easy logistical access, the Barra do Piraí region offers structural conditions and a qualified labor pool to meet the needs of the new plant. “The southern and northern areas of the state of Rio de Janeiro are responsible for the lion’s share of milk output in the state”, observes Maurício Nerbass, director for milk origination at BRF. “This is a dairy farming area which is seeing considerable growth”.

About BRF

         Owner of the Perdigão, Sadia, Batavo and Elegê brands, BRF is the world’s largest exporter of poultry meat and one of the leading bulk milk collectors and processers in Brazil. The company has about 119 thousand employees, 61 industrial units in Brazil and seven overseas (Argentina, United Kingdom and The Netherlands), in addition to distribution centers encompassing the entire country. Today, BRF exports its products to more than 140 countries and holds a portfolio in excess of 3,000 items across its dairy products, margarine, pasta, frozen meals and frozen vegetables businesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 31, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director